UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No.   )

                        Bell & Howell Co.

------------------------------------------------------------------------------
                         (Name of Issuer)

                  Common Stock ($.001 per share)

------------------------------------------------------------------------------
                  (Title of Class of Securities)

                           077852-10-1
              -------------------------------------
                          (CUSIP Number)

     (Date of Event Which Requires Filing of this Statement)

                          March 12, 1999
              -------------------------------------



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  077852-10-1

1    NAME OF REPORTING PERSON

          Main Street Partners, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                690,900 (1)
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                     0

                                        7    SOLE DISPOSITIVE POWER
                                                690,900 (1)

                                        8    SHARED DISPOSITIVE POWER
                                                0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          690,900(1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.0%

12   TYPE OF REPORTING PERSON (See Instructions)
          PN

(1) Power is exercised through its sole general partner, MS Advisory Partners, L.P.

1    NAME OF REPORTING PERSON

          MS Advisory Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                690,900 (1)(2)
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                     0

                                        7    SOLE DISPOSITIVE POWER
                                                690,900 (1)(2)

                                        8    SHARED DISPOSITIVE POWER
                                                0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          690,900(1)(2)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.0%

12   TYPE OF REPORTING PERSON (See Instructions)
          PN

(1) Solely in its capacity as the sole general partner of Main Street Partners, L.P.

(2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp. II.

1    NAME OF REPORTING PERSON

          San Francisco Partners II, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          California

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                151,800 (1)
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                     0

                                        7    SOLE DISPOSITIVE POWER
                                                151,800 (1)

                                        8    SHARED DISPOSITIVE POWER
                                                0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          151,800(1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.6%

12   TYPE OF REPORTING PERSON (See Instructions)
          PN

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

1    NAME OF REPORTING PERSON

          SF Advisory Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                151,800 (1)(2)
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                     0

                                        7    SOLE DISPOSITIVE POWER
                                                151,800 (1)(2)

                                        8    SHARED DISPOSITIVE POWER
                                                 0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          151,800(1)(2)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.6%

12   TYPE OF REPORTING PERSON (See Instructions)
          PN

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.

(2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp. II.

1    NAME OF REPORTING PERSON

          SF Advisory Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                0
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                     842,700 (1)(2)

                                        7    SOLE DISPOSITIVE POWER
                                                0

                                        8    SHARED DISPOSITIVE POWER
                                                842,700 (1)(2)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          842,700(1)(2)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.6%

12   TYPE OF REPORTING PERSON (See Instructions)
          CO

(1) Solely in its capacity as one of two general partners of MS Advisory Partners, L.P. with respect to 690,900 of such shares; solely in its capacity as one of two general partners of SF Advisory Partners, L.P. with respect to 151,800 of such shares.

(2)  Power is exercised through its controlling person, John H. Scully.

1    NAME OF REPORTING PERSON

          SF Advisory Corp. II


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                0
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                     842,700 (1)(2)

                                        7    SOLE DISPOSITIVE POWER
                                                0

                                        8    SHARED DISPOSITIVE POWER
                                                842,700 (1)(2)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         842,700(1)(2)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.6%

12   TYPE OF REPORTING PERSON (See Instructions)
          CO

(1) Solely in its capacity as one of two general partners of MS Advisory Partners, L.P. with respect to 690,900 of such Shares; solely in its capacity as one of two general partners of SF Advisory Partners, L.P. with respect to 151,800 of such shares.

(2)  Power is exercised through its controlling person, William E. Oberndorf.

1    NAME OF REPORTING PERSON

          John H. Scully


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                78,037 (1)
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                     842,700 (2)

                                        7    SOLE DISPOSITIVE POWER
                                                78,037 (1)

                                        8    SHARED DISPOSITIVE POWER
                                                842,700 (2)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          920,737 (1)(2)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.9%

12   TYPE OF REPORTING PERSON (See Instructions)
          IN


(1) Includes 72,812 Shares beneficially owned by a family limited partnership (Cranberry Lake Partners, L.P.), of which Mr. Scully is the sole general partner. Also, includes presently exercisable options to purchase up to 5,225 Shares. These options have been included in the total number of shares in the class for determining percent of class (Item 11).

(2)  Solely in his capacity as the controlling person of SF Advisory Corp.

    NAME OF REPORTING PERSON

          William E. Oberndorf

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                433,815 (1)
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                     842,700 (2)

                                        7    SOLE DISPOSITIVE POWER
                                                433,815 (1)

                                        8    SHARED DISPOSITIVE POWER
                                                842,700 (2)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,276,515 (1)(2)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.5%

12   TYPE OF REPORTING PERSON (See Instructions)
          IN

(1) Includes 20,000 shares beneficially owned by a family limited partnership (Oberndorf Family Partners), of which Mr. Oberndorf is the sole general partner. Also, includes 408,590 shares in his capacity as controlling person of Shares beneficially owned by a family trust (William E. & Susan
      C. Oberndorf TRI). Further, includes presently exercisable options to purchase up to 5,225 Shares. These options have been included in the total number of shares in the class for determining percent of class (Item 11).

(2)   Solely in his capacity as the controlling person of SF Advisory Corp. II.

ITEM 1 (A) NAME OF ISSUER:

     Bell & Howell Co.

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     5215 Old Orchard Road, Skokie, Illinois 60077

ITEM 2 (A) NAME OF PERSON FILING:

     The names of the persons filing this statement (the "Reporting Persons") are Main Street Partners, L.P., MS Advisory Partners, L.P., San Francisco Partners II, L.P., SF Advisory Partners, L.P., SF Advisory Corp., SF Advisory Corp. II, John H. Scully, and William E. Oberndorf.

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

     The address of the principal office of each of the Reporting Persons is 591 Redwood Highway, Suite 3215, Mill Valley, CA 94941.

ITEM 2 (C) CITIZENSHIP:

     Main Street Partners, L.P. is a Delaware limited partnership. MS Advisory Partners, L.P. is a Delaware limited partnership. San Francisco Partners II, L.P. is a California limited partnership. SF Advisory Partners, L.P. is a Delaware limited partnership. SF Advisory Corp. is a Delaware corporation. SF Advisory Corp. II is a Delaware corporation. Mr. Scully and Mr. Oberndorf are citizens of the United States of America.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

     This statement relates to Common Shares of the Issuer ("Shares").

ITEM 2 (E) CUSIP NUMBER:   077852-10-1

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  /__/  Broker or dealer registered under Section 15 of the
                Exchange Act.

     (b)  /__/  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  /__/  Insurance company as defined in Section 3(a)(19) of the
                Exchange Act.

     (d)  /__/  Investment company registered under Section 8 of the
                Investment Company Act.

     (e)  /__/  An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E).

     (f)  /__/  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g)  /__/  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h)  /__/  A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act.

     (i)  /__/  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  /__/  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. / X /

ITEM 4    OWNERSHIP:

     The Reporting Persons have been advised by the Issuer that as of March 5, 1999 there were 23,364,000 Shares outstanding.

     (a)-(b) Main Street Partners, L.P. beneficially owns 690,900 Shares, which constitutes approximately 3.0% of the 23,364,000 Shares outstanding as of March 5, 1999. San Francisco Partners II, L.P. beneficially owns 151,800 Shares, which constitutes approximately 0.6% of the Shares outstanding as of March 5, 1999. MS Advisory Partners, L.P., through its relationship with Main Street Partners, L.P., may be deemed to beneficially own 690,900 Shares, constituting approximately 3.0% of the Shares outstanding. SF Advisory Partners, L.P.,through its relationship with San Francisco Partners II, L.P., may be deemed to beneficially own 151,800 Shares, constituting approximately 0.6% of the Shares outstanding. Both of SF Advisory Corp. and SF Advisory Corp II through their relationships with Main Street Partners, L.P. and San Francisco Partners II, L.P., may be deemed to beneficially own 842,700 Shares, constituting approximately 3.6% of the Shares outstanding. John H. Scully, though his relationship with Main Street Partners, L.P., San Francisco Partners II, L.P. and a family limited partnership (Cranberry Lake Partners, L.P.) and by virtue of presently exercisable options, may be deemed to own 920,737 shares, constituting approximately 3.9% of the Shares outstanding. William E. Oberndorf through his relationship with Main Street Partners, L.P., San Francisco Partners II, L.P., a family limited partnership (Oberndorf Family Partners), a family trust (William E. & Susan C. Oberndorf TRI) may be deemed to beneficially own 1,276,515 shares, constituting approximately 5.5% of the shares outstanding.

     (c)  Acting through MS Advisory Partners, L.P., its general partner,
Main Street Partners, L.P. has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of 690,900 Shares. Acting through SF Advisory Partners, L.P., its general partner, San Francisco Partners II, L.P. has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of 151,800 Shares. However, SF Advisory Corp. and SF Advisory Corp. II, as the general partners of both MS Advisory Partners, L.P. and SF Advisory Partners, L.P. may be deemed to share investment and voting control with respect to 842,700 shares. Mr. Scully as the controlling person of SF Advisory Corp., and as sole general partner of a family limited partnership (Cranberry Lake Partners, L.P.) and as owner of presently exercisable options may be deemed to share investment and voting control of 842,700 shares and may be deemed to have sole investment and voting control of 78,037 shares. Mr. Oberndorf, as the controlling person of SF Advisory Corp II, may be deemed to share investment and voting control of 842,700 shares and, in his capacity as sole general partner of a family limited partnership (Oberndorf Family Partners) and as controlling person of a family trust (William E. and Susan C. Oberndorf TRI) and as holder of presently exercisable options may be deemed to have sole investment and voting control of 433,815 Shares.

     The Reporting Persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     This item is not applicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     This item is not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

     This item is not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

     This item is not applicable.

ITEM 10   CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 1999.


                                   /s/ Phillip Gordon
                                   ---------------------------------
                                   PHILLIP GORDON,
                                   for the following named persons or
                                   entities, as attorney-in-fact

                                   MAIN STREET PARTNERS, L.P.*
                                   MS ADVISORY PARTNERS, L.P.*
                                   SAN FRANCISCO PARTNERS II, L.P. *
                                   SF ADVISORY PARTNERS, L.P.*
                                   SF ADVISORY CORP.*
                                   SF ADVISORY CORP. II*
                                   JOHN H. SCULLY*
                                   WILLIAM E. OBERNDORF*

* A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

     EXHIBIT A - Agreement to the Filing of Joint Statements on Schedule 13G Pursuant to Rules 13d-1(c) and 13d-1(f)

                                 EXHIBIT A
                     Agreement Relating to the Filing
                    of Joint Statements on Schedule 13G
                  Pursuant to Rules 13d-1(c) and 13d-1(f)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is Exhibit A is filed on behalf of each of the undersigned as provided in Rules 13d-1(c) and 13d-1(f) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Dated: March 22, 1999


                                   /s/ Phillip Gordon
                                   ---------------------------------
                                   PHILLIP GORDON,
                                   for the following named persons or
                                   entities, as attorney-in-fact

                                   MAIN STREET PARTNERS, L.P.*
                                   MS ADVISORY PARTNERS, L.P.*
                                   SAN FRANCISCO PARTNERS II, L.P.*
                                   SF ADVISORY PARTNERS, L.P.*
                                   SF ADVISORY CORP.*
                                   SF ADVISORY CORP. II*
                                   JOHN H. SCULLY*
                                   WILLIAM E. OBERNDORF*

* A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.